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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                AMENDMENT NO. 4
                                      TO
                                SCHEDULE 14D-9
                  Solicitation/Recommendation Statement under
            Section 14(d)(4) of the Securities Exchange Act of 1934
        (with respect to the Offer by General Dynamics Corporation and
                        Grail Acquisition Corporation)
                          --------------------------
                        NEWPORT NEWS SHIPBUILDING INC.
                           (Name of Subject Company)

                        NEWPORT NEWS SHIPBUILDING INC.
                      (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 (INCLUDING ASSOCIATED SERIES A PARTICIPATING
                  CUMULATIVE PREFERRED STOCK PURCHASE RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

                                   652228107
                     (Cusip Number of Class of Securities)

                           STEPHEN B. CLARKSON, ESQ.
                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607
                                (757) 380-2000

          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                         the Persons Filing Statement)

                          --------------------------

                                With copies to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000


                          --------------------------

        [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                                                                             2

          Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the SEC on May 4, 2001 and as amended and supplemented prior to the date hereto (the "Schedule 14D-9"), with respect to the offer by Grail Acquisition Corporation (the "Purchaser"), a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation ("General Dynamics"), to purchase all the issued and outstanding Shares of the Company. In this amendment to the Schedule 14D-9 and in future amendments thereto, the Offer is, from time to time, referred to as the "General Dynamics Offer" and the Shares are, from time to time, referred to as the "Company Shares". Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

          Item 4 of the Schedule 14D-9 under the heading "Background" is hereby amended and supplemented by adding the following text to the end thereof:

         BACKGROUND

          On May 23, 2001, Northrop Grumman Corporation ("Northrop Grumman") filed with the SEC a Schedule TO (the "Northrop Grumman Schedule TO") and a registration statement on Form S-4 (the "Northrop Grumman S-4") relating to an exchange offer to purchase all the outstanding Company Shares (the "Northrop Grumman Offer"). According to the Northrop Grumman Offer, Northrop Grumman will issue shares of its common stock (the "Northrop Grumman Shares") designed to have a value of $67.50 for each Company Share, in the event the value of each Northrop Grumman Share is between $85 and $95, determined as provided in the exchange offer, or pay $67.50 per Company Share in cash, subject, in each case, to certain election and proration procedures and limitations.

          The aggregate amount of cash available in the Northrop Grumman Offer is limited to approximately $892 million (subject to adjustment), which represents approximately 37% of the aggregate consideration potentially available to holders of Company Shares in the Northrop Grumman Offer (assuming an average price of $67.50 per Company Share in the Northrop Grumman Offer). The aggregate number of Northrop Grumman Shares available in the Northrop Grumman Offer is limited to 16,636,885 times the percentage of outstanding Company Shares tendered in the Northrop Grumman Offer. To the extent the demand for either the cash or the Northrop Grumman Shares component in the Northrop Grumman Offer exceeds the aggregate amount of cash or Northrop Grumman Shares available, total cash or Northrop Grumman Shares, as the case may be, will be prorated proportionately among the holders of Company Shares who elect that component.

          If the Northrop Grumman Offer is consummated, the Company's stockholders whose Company Shares are exchanged for Northrop Grumman Shares would receive less than $67.50 in value if the market price per Northrop Grumman Share is less than $85 and would receive more than $67.50 in value if the market price per Northrop Grumman Share is more than $95. Consummation of the Northrop Grumman Offer is subject to a number of conditions, including the termination of the existing Merger Agreement between the Company and General Dynamics, the execution of a definitive merger agreement between Newport News Shipbuilding and Northrop Grumman and expiration of the waiting periods under the HSR Act.

          As previously announced, the Company Board will meet in due course to consider the Northrop Grumman Offer.

          The other terms of the Northrop Grumman Offer are set forth in the Northrop Grumman Schedule TO and the Northrop Grumman S-4. Copies of the Northrop Grumman Schedule TO and the Northrop Grumman S-4 can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 or by telephone at 1-800-SEC-0330. The Northrop Grumman Schedule TO and the Northrop Grumman S-4 are available to the public from commercial document retrieval services and at the SEC's World Wide Website located at http://www.sec.gov.


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                                                                             3


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    NEWPORT NEWS SHIPBUILDING INC.


                                    By:  /s/  CHARLES P. WINGFIELD, JR.
                                       ---------------------------------------
                                       Name:  Charles P. Wingfield, Jr.
                                       Title: Vice President and Controller



Dated: May 24, 2001


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                               INDEX TO EXHIBITS


Exhibit No.            Description
----------             -----------

*(a)(1)(A)     Offer to Purchase dated May 4, 2001 (filed as Exhibit (a)(1)(i)
               to the Schedule TO of General Dynamics Corporation and Grail
               Acquisition Corporation filed with the SEC on May 4, 2001 (the
               "General Dynamics Schedule TO") and incorporated herein by reference).

*(a)(1)(B)     Form of Letter of Transmittal (filed as Exhibit (a)(1)(ii) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(C)     Form of Notice of Guaranteed Delivery (filed as Exhibit
               (a)(1)(i) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(D)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and other Nominees (filed as Exhibit (a)(5)(i) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(E)     Form of Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and other Nominees (filed as
               Exhibit (a)(5)(ii) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(F)     Guidelines for Certification of Taxpayer Identification Number
               on Substitute From W-9 (filed as Exhibit (a)(5)(iii) to the
               General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(G)     Summary Advertisement published on May 4, 2001 (filed as
               Exhibit (a)(5)(v) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(2)        Letter to stockholders from William P. Fricks dated May 4, 2001.

(a)(3)         Not Applicable.

(a)(4)         Not Applicable.

*(a)(5)(A)     Opinion of Credit Suisse First Boston Corporation dated April 24,
                2001 (Included as Annex B hereto).

*(a)(5)(B)     Information Statement pursuant to Section 14(f) of the
               Securities Exchange Act (Included as Annex A hereto).

*(a)(5)(C)     Text of press release issued by the Company, dated May 9, 2001, and letter from Northrop Grumman to the Company, dated May 8, 2001.

*(a)(5)(D)     Complaint filed by Patricia Heinmuller in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to Amendment No. 2 to the
               General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)     Complaint filed by Ellis Investments, Ltd. in the Court of
               Chancery of the State of Delaware, in and for New Castle
               County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to
               Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).


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                                                                            5
*(a)(5)(F)     Complaint filed by David Bovie in the Court of Chancery of the
               State of Delaware, in and for New Castle County, on May 10,
               2001 (filed as Exhibit(a)(5)(ix) to Amendment No. 2 to the
               General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)     Complaint filed by Efrem Weitschner, in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(H)     Complaint filed by Eric van Gelder, in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 16,
               2001 (filed as Exhibit (a)(5)(xi) to Amendment No. 3 to the
               General Dynamics Schedule TO and incorporated herein by reference).

*(e)(1) Agreement and Plan of Merger, dated April 24, 2001, among General Dynamics, the Purchaser and the Company (filed as
               Exhibit 2.1 to the Company's Current Report on Form 8-K dated April 25, 2001 and incorporated herein by reference).

*(e)(2) Confidentiality Agreement, dated March 26, 2001, between General Dynamics and the Company (filed as Exhibit (d)(2) to the General Dynamics Schedule TO and incorporated herein by reference).

*(e)(3) Amendment No. 1, dated as of April 24, 2001, to the Rights Agreement dated as of June 10, 1998, between the Company and First Chicago Trust Company of New York (now EquiServe Trust Company, N.A.) (filed as Exhibit 2 to the Company's Form 8-A/A dated April 25, 2001 and incorporated herein by reference).

(g)            Not Applicable.


* Previously filed.